As filed with the Securities and Exchange Commission on August 30, 2004

Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VERILINK CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-2857548 (I.R.S. Employer Identification Number)

127 Jetplex Circle
Madison, Alabama 35758
(256) 327-2001
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Leigh S. Belden	With a copy to:
President and Chief Executive Officer 127 Jetplex Circle Madison, Alabama 35758 (256) 327-2001 (Name, address, including zip code, and telephone number, including area code, of agent for service)	Eliot W. Robinson, Esq. Powell, Goldstein, Frazer & Murphy LLP 191 Peachtree Street, N.E. Sixteenth Floor Atlanta, Georgia 30303 (404) 572-6600

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ _________________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐_________________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Proposed Maximum	Amount of
Title of Shares to be Registered	Amount to be Registered		Offering Price Per Share	Aggregate Offering Price	Registration Fee
Common Stock, $0.01 par value per share	3,185,704	(1)	$2.94 (2)	$9,365,970 (2)	$1,187

(1)	Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement also relates to such additional shares as may be issuable as a result of certain adjustments, including, without limitation, stock dividends and stock splits.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low reported sales prices on the Nasdaq National Market on August 26, 2004.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 30, 2004

PROSPECTUS

VERILINK CORPORATION

127 Jetplex Circle
Madison, Alabama 35758
(256) 327-2001

3,185,704 Shares of Common Stock

     On July 28, 2004, we acquired Larscom Incorporated (“Larscom”) through the merger of one of our wholly-owned subsidiaries with and into Larscom. As a result, Larscom became our wholly-owned subsidiary. In connection with the merger, we issued 3,185,704 shares of our common stock to the selling stockholders named herein. This prospectus will be used from time to time by the selling stockholders to resell the common stock issued to them in connection with the merger. The selling stockholders may also offer additional shares of common stock acquired as a result of stock splits, stock dividends or similar transactions.

     We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

     Our common stock is listed on the Nasdaq National Market under the symbol “VRLK.” On August 27, 2004, the last sale price of our common stock as reported on the Nasdaq National Market was $2.91 per share.

____________________

     Investing in our common stock involves risks. See the sections entitled “Factors Affecting Future Results” in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus for certain risks and uncertainties that you should consider, as well as the section titled “Risk Factors” beginning on page 1 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________________, 2004.

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SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus and any prospectus supplement, including information incorporated by reference, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in, or incorporated into, this prospectus or any prospectus supplement that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

     These forward-looking statements are based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Any or all of our forward-looking statements in or incorporated into this prospectus or any prospectus supplement may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in or incorporated into this prospectus or any prospectus supplement will be important in determining future results. Actual future results may vary materially. Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf registration” process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell up to 3,185,704 shares of our common stock described in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

     Unless otherwise indicated in this prospectus or the context otherwise requires, all references in this prospectus to “Verilink,” the “Company,” “us,” “our,” or “we,” are to Verilink Corporation and its subsidiaries.

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RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the specific factors listed below together with the other information included in this prospectus before you decide whether to purchase shares of our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

We are dependent on continued market acceptance of legacy products, acquired products, recently introduced products and new product development.

     Our future results of operations are dependent on market acceptance of existing and future applications for our existing products, products that we have acquired and new products in development. Historically, the majority of sales were provided by our legacy products, primarily the AS2000 product line which represented approximately 62% of net sales in fiscal 2003, 53% of net sales in fiscal 2002 and 61% of net sales in fiscal 2001. The Miniplex product line acquired from Terayon Communication Systems, Inc. (“Terayon”) can also be classified as a legacy product. While we anticipate that, over the long-term, net sales from legacy products will decline, significant quarterly fluctuations are possible.

     Market acceptance of our products is dependent on a number of factors, not all of which are in our control, including the continued growth in the use of bandwidth intensive applications, continued deployment of new telecommunications services such as voice over IP (VoIP), market acceptance of integrated access devices and packetized voice systems in general, the availability and price of competing products and technologies, and the success of our sales and marketing efforts. Failure of our products to achieve market acceptance would have a material adverse effect on our business, financial condition and results of operations. Failure to introduce new products in a timely manner could cause companies to purchase products from competitors and have a material adverse effect on our business, financial condition and results of operations.

     New products may require additional development work, enhancement and testing or further refinement before we can make them commercially available. We have, in the past, experienced delays in the introduction of new products, product applications and enhancements due to a variety of internal factors, such as reallocation of priorities, difficulty in hiring sufficient qualified personnel and unforeseen technical obstacles, as well as changes in customer requirements. Such delays have deferred the receipt of revenue from the products involved. If our products have performance, reliability or quality shortcomings, we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional warranty and service expenses.

     We expect revenues from sales of Larscom’s established products to decline over time both as a result of decreased demand and pricing pressure. Therefore, our future operating results are highly dependent on market acceptance of Larscom’s recently-introduced products and products that may be introduced in the future. These include, for example, the Orion 7400 and the Orion 5000, 5001 and 5003, all of which have only recently been introduced. There can be no assurance that such products will achieve widespread market acceptance, and, in fact, some other products Larscom introduced in recent years have failed to meet its sales expectations. The industry-wide downturn caused sales of new products, such as Larscom’s, to be well below expectations. Larscom has, in the past, experienced delays and changes in course in the development of new products and the enhancement of existing products, and such delays and changes in course may occur in the future. Our inability to develop and introduce new products or product versions in a timely manner, due to resource constraints or technological or other reasons, or to achieve timely and widespread market awareness and acceptance of our new products or releases, would have a material adverse effect on our business and operating results.

There are risks associated with our acquisitions, potential acquisitions and joint ventures.

     An important element of our strategy is to seek acquisition prospects and joint venture opportunities that complement our existing product offerings, augment our market coverage and customer base, enhance our technological capabilities or offer revenue and profit growth opportunities. We acquired all of the outstanding stock of Larscom on July 28, 2004, for approximately 5,946,897 shares of our common stock. We acquired all of the outstanding stock of XEL Communications, Inc. (“XEL”) on February 5, 2004, for approximately $17.65 million, consisting of $7.65 million in cash and a $10 million convertible promissory note. In July 2003, we acquired the Miniplex product line from Terayon for up to $982,000, plus the assumption of service and warranty obligations for the Miniplex product line, and agreed to purchase Terayon’s Miniplex related inventories totaling approximately $2,100,000 on the earlier of the date used by the Company or December 31, 2004. In January 2003, we acquired the net assets used in and directly relating to Polycom, Inc.’s line of NetEngine integrated access devices for up to $3 million, plus the assumption of service and warranty obligations for existing NetEngine customers as of the closing of the acquisition. Further transactions of this nature could result in potentially dilutive issuance of equity securities, use of cash and/or the incurring of debt and the assumption of contingent liabilities, any of which could have a material adverse effect on our business and operating results and/or the price of our common stock.

     Acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have limited or no prior experience and potential loss of key employees of acquired organizations. Joint ventures entail risks such as potential conflicts of interest and disputes among the participants, difficulties in integrating technologies and personnel, and risks of entering new markets. No assurance can be given as to our ability to successfully integrate the businesses, products, technologies or personnel acquired in past acquisitions or those of other entities that may be acquired in the future or to successfully develop any products or technologies that might be contemplated by any future joint venture or similar arrangement. A failure to integrate the Larscom or XEL businesses or the Miniplex and NetEngine product lines or to integrate future potential acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Our results and performance have been dependent on a limited customer base.

     A small number of customers have historically accounted for a majority of our sales, with Nortel Networks Corporation accounting for a majority of sales in fiscal 2003 and approximately 30% of sales in fiscal 2004. On a quarterly basis in fiscal 2004, net sales to Nortel Networks of legacy products has accounted for as much as 54%, and as little as 16%, of our net sales in a particular quarter. One customer of XEL accounted for 94% and 80%, respectively, of net sales for its fiscal years ended December 27, 2003 and December 28, 2002. We expect a majority of future sales to continue to be from a small number of customers. While we are trying to diversify our customer base through the acquisitions of product lines and companies that have relationships with other customers, there can be no assurance that our strategy will be successful, and we may continue to experience quarter to quarter fluctuations based on the unpredictable ordering patterns of a limited customer base.

     There can be no assurance that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods, or that we will be able to obtain orders from new customers. The economic climate and conditions in the telecommunication equipment industry are expected to remain unpredictable in fiscal 2005, and possibly beyond. Nortel Networks has announced that it will be restating its financial results for each quarter in 2003 and for earlier periods, and disclosed material weaknesses in its internal controls over financial reporting. Nortel Networks has indicated that as a result of the delay in filing its periodic reports with the SEC, it is not in compliance with various obligations under the terms of some of its debt securities, which may give the holders of such debt securities the right to accelerate the maturity of the relevant debt securities upon notice and after a 90-day cure period. Nortel Networks also announced that its principal operating subsidiary has obtained a temporary waiver of certain defaults under a performance-related support facility related to the delay in filing periodic reports with the SEC. If this waiver expires or is terminated and Nortel Networks and its principal operating subsidiary were not yet current in their SEC reporting obligations, the issuer of the support facility would have the right to exercise its rights against the collateral under the related security agreements, among other remedies. WorldCom, Inc. filed a bankruptcy petition under Chapter 11 of the Bankruptcy Code in July 2002. A bankruptcy filing by one or more of our other major customers could materially adversely affect our business, financial condition and results of operations.

     On July 28, 2004, we completed our acquisition of Larscom. Historically, a small number of customers have accounted for a significant percentage of Larscom’s sales. Therefore, sales for a given quarter generally depend on orders received from, and product shipments to, a limited number of customers. Sales to individual large customers are often related to the customer’s specific equipment deployment projects, the timing of which is subject to change on limited notice, in addition to the ebbs and flows in Larscom’s customers’ business conditions and the effect of competitors’ product offerings. Larscom has in the past experienced both accelerations and slowdowns in orders related to such projects, causing changes in the sales level of a given quarter relative to both the preceding and subsequent quarters. Since most of Larscom’s sales were in the form of large orders with short delivery times to a limited number of customers, our backlog from the Larscom acquisition and consequently our ability to predict revenues will continue to be limited. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer, limit or end purchases of our new products as a result of the Larscom acquisition. In the event that we lose one or more of Larscom’s large customers, anticipated orders from major customers fail to materialize, or delivery schedules are deferred or canceled as a result of the above, or other unanticipated factors, our business and operating results would be materially adversely affected. As a result of the downturn in the telecommunications industry, many of Larscom’s customers have experienced financial difficulties and have reduced their expenditures on capital equipment. The continued financial difficulties or failure of any of Larscom’s major customers would have a material adverse effect on our business and operating results. One of Larscom’s largest customers, MCI, filed for bankruptcy in 2002 and has only recently emerged from court protection, which could lead to a substantial loss in our customer base or further reorganizations, all of which could influence their order levels to us as a result of the Larscom acquisition. In 2003, Larscom’s revenue from sales to MCI decreased 19% from sales to MCI in 2002.

Our credit facility is secured by substantially all of our assets.

     The lender under our credit facility received a security interest in and a lien on substantially all of our assets, including our existing and future accounts receivable, cash, general intangibles (including intellectual property) and equipment. As a result of this security interest and lien, if we fail to meet our payment or other obligations under the credit facility, the lender under the credit facility would be entitled to foreclose on substantially all of our assets and liquidate these assets. Under those circumstances, we may not have sufficient funds to service our day-to-day operational needs. Any foreclosure by the lender under the credit facility would have a material adverse effect on our financial condition. The credit facility requires us, among other things, to meet certain financial covenant tests and limits our ability to incur additional indebtedness, incur liens, make investments, pay dividends or engage in acquisitions, assets sales, mergers or consolidations without the consent of the lender. The lender has consented to the merger with Larscom.

We may not realize the benefits of the Larscom acquisition.

     The integration of Verilink and Larscom will be complex, time consuming and expensive and may disrupt our business. Our company will need to overcome significant challenges in order to realize any benefits or synergies from the merger. These challenges include the timely, efficient and successful execution of a number of post-merger events, including:

•	integrating the operations and technologies of the two companies;

•	retaining and assimilating the key personnel of each company;

•	retaining existing customers of both companies and attracting additional customers;

•	retaining strategic partners of each company and attracting new strategic partners; and

•	creating uniform standards, controls, procedures, policies and information systems.

     The execution of these post-merger events will involve considerable risks and may not be successful. These risks include:

•	the potential disruption of our combined company’s ongoing business and distraction of our management;

•	the potential strain on our combined company’s financial and managerial controls and reporting systems and procedures;

•	unanticipated expenses and potential delays related to integration of the operations, technology and other resources of the two companies;

•	the impairment of relationships with employees, suppliers and customers as a result of the integration of personnel and any reductions in force;

•	greater than anticipated costs and expenses related to restructuring, including employee severance or relocation costs and costs related to vacating leased facilities; and

•	potential unknown liabilities associated with the merger and the combined operations.

     We may not succeed in addressing these risks or any other problems encountered in connection with the merger. The inability to successfully integrate the operations, technology and personnel of Verilink and Larscom, or any significant delay in achieving integration, could have a material adverse effect on our company and, as a result, on the market price of our common stock.

The cost of the Larscom acquisition could harm our financial results.

     Verilink and Larscom expect to incur transaction costs of approximately $2 million to date in connection with the merger. If the benefits of the merger do not exceed the associated costs, including costs associated with integrating the two companies and dilution to our stockholders resulting from the issuance of shares in connection with the merger, our financial results, including earnings per share, could be materially harmed.

There are risks associated with the convertible notes issued in the XEL acquisition

     We issued a total of $10.48 million in convertible promissory notes in connection with our acquisition of XEL. Through May 12, 2004, $7,250,000 of these notes had been converted into common stock and $3,230,000 of the principal amount remains outstanding. The principal on the notes bears interest at 7% per annum, interest payable quarterly, and the entire outstanding principal becomes due and payable on February 5, 2006. The conversion price of the notes is $5.324 per share of our common stock. If a holder would receive net proceeds upon a sale of the underlying common stock in excess of what such holder would receive from us to liquidate the principal, we would expect that such holder would convert all or a portion of their note. If our common stock trades below the conversion price and continues to trade below that level, it would be more likely that we would have to pay the principal and accrued interest in cash on the maturity date of the notes. If we approach the maturity date without the holders converting their notes and if cash resources are insufficient to liquidate the notes, we may be forced to sell assets or seek additional equity or debt capital to satisfy our obligation. While we anticipate that cash on hand and cash from operations will be sufficient to make the quarterly interest payments, we cannot assure you that our cash flow and capital resources will be sufficient for payment of principal on the notes in the future or that any such alternative methods to raise the necessary capital would be successful or would permit us to meet our obligations. Furthermore, this outstanding obligation may limit our ability to borrow additional funds until the obligation is satisfied.

We are dependent on key personnel.

     Our future success will depend to a large extent on the continued contributions of our executive officers and key management, sales, and technical personnel. We are a party to agreements with our executive officers to help ensure the officer’s continual service in the event of a change-in-control. Each of our executive officers, and key management, sales and technical personnel would be difficult to replace. We implemented significant cost and staff reductions in recent years, which may make it more difficult to attract and retain key personnel. The loss of the services of one or more of our executive officers or key personnel, or the inability to attract qualified personnel, could delay product development cycles or otherwise could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key suppliers and the availability of components.

     We generally rely upon contract manufacturers to buy finished goods for certain product families and component parts that are incorporated into board assemblies used in our products. Additionally, Larscom generally does not have any long-term contracts with its suppliers and, in fact, as a result of its merger with VINA Technologies, Inc., Larscom has made a recent decision to place a majority of its business with a single contract manufacturer. It is possible that Larscom’s major contract manufacturer and other suppliers will not continue to be able and willing to meet Larscom’s future requirements. Furthermore, XEL relies on an original equipment manufacturer to produce one of its product lines. On-time delivery of our products depends upon the availability of components and subsystems used in our products. Currently, we and our third party sub-contractors depend upon suppliers to manufacture, assemble and deliver components in a timely and satisfactory manner. We have historically obtained several components and licenses for certain embedded software from single or limited sources. There can be no assurance that these suppliers will continue to be able and willing to meet our third party subcontractors’ requirements for any such components. We and our third party sub-contractors generally do not have any long-term contracts with such suppliers, other than software vendors. Any significant interruption in the supply of, or degradation in the quality of, any such item could have a material adverse effect on our results of operations. Any loss in a key supplier, increase in required lead times, increase in prices of component parts, interruption in the supply of any of these components, or the inability of us or our third party sub-contractor to procure these components from alternative sources at acceptable prices and within a reasonable time, could have a material adverse effect upon our business, financial condition and results of operations.

     The loss of any of our outside contractors could cause a delay in our ability to fulfill orders while we identify a replacement contractor. Because the establishment of new manufacturing relationships involves numerous uncertainties, including those relating to payment terms, cost of manufacturing, adequacy of manufacturing capacity, quality control, and timeliness of delivery, we are unable to predict whether such relationships would be on terms that we would regard as satisfactory. Any significant disruption in our relationships with our manufacturing sources would have a material adverse effect on our business, financial condition, and results of operations.

     Purchase orders from our customers frequently require delivery quickly after placement of the order. As we do not maintain significant component inventories, delay in shipment by a supplier could lead to lost sales. We use internal forecasts to manage our general materials and components requirements. Lead times for materials and components may vary significantly, and depend on factors such as specific supplier performance, contract terms, and general market demand for components. If orders vary from forecasts, we may experience excess or inadequate inventory of certain materials and components, and suppliers may demand longer lead times, higher prices or termination of contracts. From time to time, we have experienced shortages and allocations of certain components, resulting in delays in fulfillment of customer orders. Such shortages and allocations may occur in the future, and could have a material adverse effect on our business, financial condition and results of operations.

Our operating results are subject to significant quarter to quarter fluctuations.

     Historically, our sales are subject to quarterly and annual fluctuations due to a number of factors resulting in variability in our quarter-to-quarter sales and operating results. For example, sales to Nortel Networks during fiscal 2003 varied between quarters by as much as $3.8 million. Our ability to affect and judge the timing of individual customer orders is limited. The large fluctuations in sales from quarter-to-quarter could be due to a wide variety of factors, such as delay, cancellation or acceleration of customer projects, and other factors discussed below. Our sales for a given quarter may depend to a significant degree upon planned product shipments to a single customer, often related to specific equipment or service deployment projects. We have experienced both acceleration and slowdown in orders related to such projects, causing changes in the sales level of a given quarter relative to both the preceding and subsequent quarters.

     Delays or lost sales can be caused by other factors beyond our control, including late deliveries by the third party subcontractors we are using to outsource our manufacturing operations (as well as by other vendors of components used in a customer’s system), changes in implementation priorities, slower than anticipated growth in demand for the services that our products support and delays in obtaining regulatory approvals for new services and products. Delays and lost sales have occurred in the past and may occur in the future. We believe that sales in the past have been adversely impacted by merger activities by some of our top customers. In addition, we have experienced delays as a result of the need to modify our products to comply with unique customer specifications. These and similar delays or lost sales could materially adversely affect our business, financial condition and results of operations.

     Our backlog at the beginning of each quarter typically is not sufficient to achieve expected sales for that quarter. To achieve our sales objectives, we are dependent upon obtaining orders in a quarter for shipment in that quarter. Furthermore, our agreements with certain of our customers typically provide that they may change delivery schedules and cancel orders within specified timeframes, typically up to 30 days prior to the scheduled shipment date, without significant penalty. Our customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. Decisions by such customers to reduce their inventory levels could lead to reductions in purchases in certain periods. These reductions, in turn, could cause fluctuations in our operating results and could have an adverse effect on our business, financial condition and results of operations in the periods in which the inventory is reduced.

     Operating results may also fluctuate due to a variety of factors, particularly:

•	delays in new product introductions;

•	market acceptance of new or enhanced versions of our products;

•	changes in the product or customer mix of sales;

•	changes in the level of operating expenses;

•	competitive offerings and pricing actions;

•	the gain or loss of significant customers;

•	increased research and development and sales and marketing expenses associated with new product introductions; and

•	general economic conditions.

     All of the above factors are difficult for us to forecast, and these or other factors can materially and adversely affect our business, financial condition and results of operations for one quarter or a series of quarters. Our expense levels are based in part on our expectations regarding future sales and are fixed in the short term to a certain extent. Therefore, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in sales. Any significant decline in demand relative to our expectations or any material delay of customer orders could have a material adverse effect on our business, financial condition, and results of operations. There can be no assurance that we will be able to sustain profitability on a quarterly or annual basis. In addition, we have had in the past, and may have in the future, quarterly operating results below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be materially and adversely affected.

     Additionally, since the sales cycles for Larscom’s products have historically been long and unpredictable, Larscom has had difficulty predicting future revenue and as a result, our operating results may fluctuate significantly. A customer’s decision to purchase Larscom’s products often involved a significant commitment of its resources and a lengthy evaluation and product qualification process. Larscom’s sales cycles have varied from a few months to over a year. As a result, Larscom incurred substantial sales and marketing expenses and expended significant management effort without any assurance of a sale. A long sales cycle also subjected Larscom to other risks, including customer’s budgetary constraints, internal acceptance review and order reductions and cancellations. Even after deciding to purchase Larscom’s products, Larscom’s customers often deployed Larscom’s products slowly.

Our stock price has and may continue to be subject to large fluctuations.

     The trading price of our common stock has been and may continue to be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by us or our competitors, developments with respect to patents or proprietary rights, general conditions in the telecommunication network access and equipment industries, changes in earnings estimates by analysts, or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many technology companies and which have often been unrelated to the operating performance of such companies. Specific factors applicable to us or broad market fluctuations may materially adversely affect the market price of our common stock. We have experienced significant fluctuations in our stock price and share trading volume in the past and may continue to do so.

The telecommunications equipment market is highly competitive with intense price pressure.

     The market for telecommunications network access equipment addressed by our Larscom, NetEngine, AS2000, WANsuite and XEL product families can be characterized as highly competitive, with intensive equipment price pressure. This market is subject to rapid technological change, wide-ranging regulatory requirements, and the entrance of low cost manufacturers. The market for our PRISM and Miniplex product lines can be characterized as declining over the long term. The technology is not considered new and the market has experienced decline in recent years.

     Industry consolidation could lead to competition with fewer, but stronger competitors. In addition, advanced termination products are emerging, which represent both new market opportunities, as well as a threat to our current products. Furthermore, basic line termination functions are increasingly being integrated by competitors, such as Cisco Systems, Lucent Technologies, Inc. and Nortel Networks, into other equipment such as routers and switches. To the extent that current or potential competitors can expand their current offerings to include products that have functionality similar to our products and planned products, our business, financial condition and results of operations could be materially adversely affected.

     In addition, Larscom’s products compete primarily with Quick Eagle Networks, Kentrox, Cisco Systems, Alcatel, ADTRAN, RAD, Telco Systems, Carrier Access and Paradyne. Larscom competes to a lesser extent with other telecommunications equipment companies. Many of Larscom’s competitors have more broadly developed distribution channels and have made greater advances than Larscom has in emerging technologies. Cisco Systems and Alcatel are two of the largest communications equipment companies in the world. There can be no assurance that as a result of the Larscom acquisition, we will be able to continue to compete successfully with Larscom’s existing or new competitors.

     Many of our current and potential competitors have substantially greater technical, financial, manufacturing and marketing resources than us. In addition, many of our competitors have long-established relationships with network service providers. There can be no assurance that we will have the financial resources, technical expertise, manufacturing, marketing, distribution and support capabilities to compete successfully in the future.

The telecommunications equipment market was in an extended downturn and recovery may be delayed.

     The downturn in the United States economy and the rapid and severe downturn for the domestic telecommunications industry, beginning in late 2000, negatively affected demand for the products of Verilink and Larscom. In addition to the deteriorating domestic economic environment, the worldwide telecommunications market also experienced reduced demand. This decreased demand led to fluctuating order forecasts from some of the customers of Verilink and Larscom. While recent events have indicated that a general economic recovery is underway, the difficult financial position of many of our customers resulting from the prolonged downturn may delay the timing of order increases for our products, if at all.

The telecommunications equipment market is subject to rapid technological change.

     The network access and telecommunications equipment markets are characterized by rapidly changing technologies and frequent new product introductions. The rapid development of new technologies increases the risk that current or new competitors could develop products that would reduce the competitiveness of our products. Our success will depend to a substantial degree upon our ability to respond to changes in technology and customer requirements. This will require the timely selection, development and marketing of new products and enhancements on a cost-effective basis. The development of new, technologically advanced products is a complex and uncertain process, requiring high levels of innovation. We may need to supplement our internal expertise and resources with specialized expertise or intellectual property from third parties to develop new products. The development of new products for the WAN access market requires competence in the general areas of telephony, data networking, network management and wireless telephony as well as specific technologies such as DSL, ISDN, Frame Relay, ATM and IP.

     Furthermore, the communications industry is characterized by the need to design products that meet industry standards for safety, emissions and network interconnection. With new and emerging technologies and service offerings from network service providers, such standards are often changing or unavailable. As a result, there is a potential for product development delays due to the need for compliance with new or modified standards. The introduction of new and enhanced products also requires that we manage transitions from older products in order to minimize disruptions in customer orders, avoid excess inventory of old products and ensure that adequate supplies of new products can be delivered to meet customer orders. There can be no assurance that we will be successful in developing, introducing or managing the transition to new or enhanced products, or that any such products will be responsive to technological changes or will gain market acceptance. In the past, some of the products Larscom had planned and introduced have not met its sales expectations. Our business, financial condition and results of operations would be materially adversely affected if we were to be unsuccessful, or to incur significant delays in developing and introducing such new products or enhancements.

     As a result of the Larscom acquisition, our business could be materially and adversely affected by shifts in the use of technology common throughout the industry today. Three shifts affecting Larscom’s products and industry are: the integration of CSU/DSU technology into routers and switches, a move from T1/E1 services to more Ethernet-based services and the increase in demand for more managed, customer-premise-based services. The failure to accommodate these shifts in technology could impact sales of our products and have a material adverse affect on our business and operating results.

The telecommunications equipment market requires regulatory compliance and compliance with evolving standards.

     The market for our products is characterized by the need to meet a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. In the U.S., our products must comply with various regulations defined by the Federal Communications Commission and standards established by Underwriters Laboratories and Bell Communications Research. For some public carrier services, installed equipment does not fully comply with current industry standards, and this noncompliance must be addressed in the design of our products. Standards for new services such as Voice over IP, Frame Relay, performance monitoring services and DSL have evolved, such as the G.SHDSL standard. As standards continue to evolve, we will be required to modify our products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry standards could delay introduction of our products, which could have a material adverse effect on our business, financial condition and results of operations.

There are risks associated with our continuing entry into international markets.

     We have limited experience in the international markets, but with the acquisition of the NetEngine products in January 2003, we began expanding sales of our products outside of North America and are entering certain international markets, which will require significant management attention and financial resources. Conducting business outside of North America is subject to certain risks, including longer payment cycles, unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection and potentially adverse tax consequences. To the extent any of our sales are denominated in foreign currency, our sales and results of operations may also be directly affected by fluctuations in foreign currency exchange rates. In order to sell our products internationally, we must meet standards established by telecommunications authorities in various countries, as well as recommendations of the Consultative Committee on International Telegraph and Telephony. A delay in obtaining, or the failure to obtain, certification of our products in countries outside the United States could delay or preclude our marketing and sales efforts in such countries, which could have a material adverse effect on our business, financial condition and results of operations.

The Larscom acquisition could cause us to lose key personnel, which could materially affect our business and require us to incur substantial costs to recruit replacements for lost personnel.

     As a result of the Larscom acquisition, our current and prospective employees could experience uncertainty about their future roles within Verilink. This uncertainty may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel. In addition, in connection with the merger, former employees of Larscom were entitled to acceleration of vesting of stock options, which may adversely affect our ability to retain such employees. Any failure to attract and retain key personnel could have a material adverse effect on our business.

The telecommunications equipment market is subject to third party claims of infringement.

     The network access and telecommunications equipment industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to us. We have not conducted a formal patent search relating to the technology used in our products, due in part to the high cost and limited benefits of a formal search. In addition, since patent applications in the United States are not publicly disclosed until the related patent is issued and foreign patent applications generally are not publicly disclosed for at least a portion of the time that they are pending, applications may have been filed which, if issued as patents, could relate to our products. Software comprises a substantial portion of the technology in our products. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to a degree of uncertainty which may increase the risk and cost to us if we discover third party patents related to our software products or if such patents are asserted against us in the future. Patents have been granted recently on fundamental technologies in software, and patents may be issued which relate to fundamental technologies incorporated into our products.

     We may receive communications from third parties asserting that our products infringe or may infringe the proprietary rights of third parties. In our distribution agreements, we typically agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, we might be required to discontinue the use and sale of infringing products, expend significant resources to develop noninfringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on acceptable terms, if at all. In the event of a successful claim against us and the failure of us to develop or license a substitute technology, our business, financial condition, and results of operations could be materially adversely affected.

There are limitations on our ability to protect our intellectual property.

     We rely upon a combination of patent, trade secret, copyright, and trademark laws and contractual restrictions to establish and protect proprietary rights in our products and technologies. We have been issued certain U.S. and Canadian patents with respect to limited aspects of our single purpose network access technology. We have not obtained significant patent protection for our Access System or WANsuite technologies. There can be no assurance that third parties have not or will not develop equivalent technologies or products without infringing our patents or that a court having jurisdiction over a dispute involving such patents would hold our patents valid, enforceable and infringed. We also typically enter into confidentiality and invention assignment agreements with our employees and independent contractors, and non-disclosure agreements with our suppliers, distributors and appropriate customers so as to limit access to and disclosure of our proprietary information. There can be no assurance that these statutory and contractual arrangements will deter misappropriation of our technologies or discourage independent third-party development of similar technologies. In the event such arrangements are insufficient, our business, financial condition and results of operations could be materially adversely affected. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus, make the possibility of misappropriation of our technology and products more likely.

Larscom has not conducted a formal patent search relating to the technology used in its products.

     From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to Larscom. Since patent applications in the U.S. are not publicly disclosed immediately, applications that we do not know about may have been filed by Larscom’s competitors, which could relate to Larscom’s products. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to uncertainty, which may increase the risk and cost to us if we discover third-party patents related to Larscom’s software products or if such patents are asserted against Larscom in the future. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of Larscom, could result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse ruling in such litigation, we may be required to pay damages, discontinue the use and sale of infringing products, and expend significant resources to develop noninfringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on acceptable terms, if at all. A successful claim against Larscom and our failure to develop or license a substitute technology could have an adverse impact on our business and operating results.

BUSINESS OVERVIEW

     We provide telecommunications products that address the wireless infrastructure, voice and data integrated access, and wireline service delivery markets. We develop, manufacture, and market integrated access devices, centralized access systems, and infrastructure service enabling equipment for network service providers, enterprise customers, and original equipment manufacturer partners. These products are deployed worldwide as targeted solutions for applications involving voice over IP, voice over ATM, wireless backhaul aggregation, Frame Relay, point-to-point services, Internet protocol (“IP”) access routing, and the evolving transition from time-division multiplexing to IP. Our customers include Regional Bell Operating Companies, interexchange carriers, incumbent local exchange carriers, competitive local exchange carriers, international post, telephone, and telegraph administrations, wireless service providers, equipment vendors, enterprise customers, and various local, state, and federal government agencies. Verilink was founded in California in 1982 and is a Delaware corporation currently headquartered in Madison, Alabama.

Recent Developments

     On May 12, 2004, The Kennedy Company converted $7,250,000 principal amount of a convertible promissory note into 1,361,758 shares of our common stock in accordance with the terms of the note. We issued this note in connection with the acquisition of XEL.

     On July 28, 2004, we acquired Larscom through to the merger of one of our wholly-owned subsidiaries with and into Larscom. As a result, Larscom became our wholly-owned subsidiary. The merger was consummated in accordance with that certain Agreement and Plan of Merger, dated as of April 28, 2004, among Verilink, Larscom and our wholly-owned subsidiary. Under the terms of the merger agreement, we issued approximately 5,946,897 shares of our common stock to the former stockholders of Larscom. Former Larscom stockholders received 1.166 shares of our common stock for each share of Larscom common stock outstanding at the completion of the merger, with cash being paid in lieu of any fractional shares.

     Larscom manufactures and markets high-speed network-access products for telecommunication service providers and corporate enterprise users. Larscom’s product offerings support bandwidth requirements ranging from full and fractional T1/E1 to OC-3 (1.5 Mbps to 155 Mbps). Additionally, Larscom’s solutions support a number of networking protocols such as frame relay, asynchronous transfer mode, universe multiplexing over Ethernet and Internet protocol.

     On July 28, 2004, we announced our results for the fourth quarter and fiscal year ended July 2, 2004. Net sales for the quarter increased 79% year over year to $13.9 million from $7.8 million in the same period of fiscal 2003. Net loss computed in accordance with generally accepted accounting principles (GAAP) for the fourth quarter of fiscal 2004 was $500,000, or $(0.03) per share. For full-year fiscal 2004, revenues were $46.3 million and GAAP net income was $12,000, or $0.00 per share.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We will bear all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling stockholders. Any transfer taxes payable on any such shares and any commission and discounts payable to underwriters, agents or dealers will be paid by the selling stockholders.

SELLING STOCKHOLDERS

     In connection with the Larscom merger, we issued 3,185,704 shares of our common stock to the selling stockholders named herein. The selling stockholders, including their respective transferees, pledges, donees or successors, may from time to time offer and sell the common stock issued to them in the merger pursuant to this prospectus.

     The following table sets forth the name of the selling stockholders, the number of shares and percentage of our common stock beneficially owned by the selling stockholders immediately prior to the registration, the number of shares registered and the number of shares and percentage of our common stock to be beneficially owned by the selling stockholders assuming all shares covered by this registration statement are sold. However, because the selling stockholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, the exact number of shares that the selling stockholders may hold at any time hereafter cannot be determined at this time. The last two columns of this table assume that all shares covered by this prospectus will be sold by the selling stockholders and that no additional shares of our common stock are held as of the date hereof or subsequently bought or sold by the selling stockholders.

	Beneficial Ownership Prior to the Registration			Shares Covered by this Registration Statement	Beneficial Ownership After the Shares are Sold (2)
Name	Number		Percent (1)		Number	Percent (1)
Axel Johnson, Inc.	1,667,378		7.3%	1,667,378	—	—%
Sierra Ventures V, L.P.	380,570		1.7	380,570	—	—
Sierra Ventures VI, L.P.	71,824		*	71,824	—	—
Sierra Ventures VII, L.P.	932,938		4.1	932,938	—	—
SV Associates VI, L.P.	3,228		*	3,228	—	—
Sierra Ventures Associates VII, LLC	38,738		*	38,738	—	—
Jack Reily	181,186	(3)	*	91,028	—	—	(4)

*	Represents less than 1%.

(1)	We have calculated the percentage of issued and outstanding shares of common stock held by the selling stockholders based on 22,729,262 shares of common stock issued and outstanding as of August 25, 2004.

(2)	We have assumed all shares of common stock set forth in this registration statement have been sold.

(3)	Includes 90,158 shares issued to Mr. Reily in connection with our acquisition of XEL in February 2004, which have been registered for resale under our Registration Statement on Form S-3 (SEC File No. 333-113406), filed with the SEC on March 8, 2004.

(4)	Also reflects sale of all 90,158 shares issued to Mr. Reily in connection with our acquisition of XEL in February 2004.

PLAN OF DISTRIBUTION

     The selling stockholders may effect from time to time sales of the common stock directly or indirectly, by or through underwriters, agents or broker-dealers, and the common stock may be sold by one or a combination of several of the following methods:

•	ordinary brokerage transactions;

•	an underwritten public offering in which one or more underwriters participate;

•	put or call options transactions or hedging transactions relating to the common stock;

•	short sales;

•	purchases by a broker-dealer as principal and resale by that broker-dealer for its own account;

•	“block” sale transactions; and

•	privately negotiated transactions.

     The common stock may be sold at prices and on terms then prevailing in the market, at prices related to the then-current market price of the common stock or at negotiated prices. At the time that a particular offer is made, a prospectus supplement, if required, will be distributed that describes the name or names of underwriters, agents or broker-dealers, any discounts, commissions and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by the selling stockholders and purchasers of the common stock may arrange for other broker-dealers to participate in the sale process. Broker-dealers will receive discounts or commissions from the selling stockholders and the purchasers of the common stock in amounts that will be negotiated prior to the time of the sale. Sales will be made only through broker-dealers properly registered in a subject jurisdiction or in transactions exempt from registration. Any of these underwriters, broker-dealers or agents may perform services for us or our affiliates in the ordinary course of business. We have not been advised that the selling stockholders have any definitive selling arrangement with any underwriters, broker-dealer or agent.

     The selling stockholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 of the Securities Act, provided that it meets the criteria and conforms to the requirements of such rule.

     Any broker or dealer participating in any distribution of the common stock in connection with the offering made by this prospectus may be considered to be an “underwriter” within the meaning of the Securities Act and may be required to deliver a copy of this prospectus, including a prospectus supplement, if required, to any person who purchases any of the common stock from or through that broker or dealer.

     We will not receive any of the proceeds from the sale of the common stock offered pursuant to this prospectus. We will bear all expenses incident to the registration of the common stock under federal and state securities laws and the sale of the common shares hereunder other than expenses incident to the delivery of the common stock to be sold by the selling stockholders. Any transfer taxes payable on any shares and any commissions and discounts payable to underwriters, agents or dealers shall be paid by the selling stockholders.

     In order to comply with various states’ securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We have agreed to indemnify the selling stockholders and their employees, affiliates and nominees against liabilities relating to the registration statement, including liabilities under the Securities Act and the Exchange Act. The selling stockholders have agreed to indemnify us and any control persons against liabilities relating to any information given to us by such parties for inclusion in the registration statement, including liabilities under the Securities Act and the Exchange Act.

LEGAL MATTERS

     Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia, is passing on the validity of the securities to be offered by this prospectus.

EXPERTS

     The financial statements of Verilink incorporated in this Prospectus by reference to Verilink’s Annual Report on Form 10-K for the year ended June 27, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Larscom incorporated in this Prospectus by reference to Larscom’s Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Larscom’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and on our web site at http://www.verilink.com.

     Our common stock is listed on the Nasdaq National Market under the trading symbol “VRLK.”

     The information included in the following documents is incorporated by reference and is considered to be part of this prospectus. The most recent information that we filed with the SEC automatically updates and supersedes older information. We have previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended June 27, 2003 filed on September 24, 2003, as amended by Form 10-K/A filed on April 22, 2004 (SEC File No. 000-28562).

•	Quarterly Report on Form 10-Q for the quarter ended April 2, 2004 filed on May 17, 2004 (SEC File No. 000-28562).

•	Quarterly Report on Form 10-Q for the quarter ended January 2, 2004 filed on February 17, 2004, as amended by Form 10-Q/A filed on April 22, 2004 (SEC File No. 000-28562).

•	Quarterly Report on Form 10-Q for the quarter ended October 3, 2003 filed on November 17, 2003, as amended by Form 10-Q/A filed on April 22, 2004 (SEC File No. 000-28562).

•	Current Report on Form 8-K filed on August 11, 2004 (SEC File No. 000-28562).

•	Current Report on Form 8-K filed on July 28, 2004 (SEC File No. 000-28562).*

•	Current Report on Form 8-K filed on April 30, 2004 (SEC File No. 000-28562).

•	Current Report on Form 8-K filed on April 28, 2004 (SEC File No. 000-28562).*

•	Current Report on Form 8-K filed on February 20, 2004, as amended by Form 8-K/A filed on April 20, 2004 and June 9, 2004 (SEC File No. 000-28562).

•	Larscom’s historical financial statements included in the joint proxy statement/prospectus, dated June 24, 2004, included in our Registration Statement on Form S-4 (SEC File No. 333-116472) by incorporation by reference to Larscom’s Annual Report on Form 10-K for the year ended December 31, 2003, as amended by Form 10-K/A.

•	Pro forma financial information for the Larscom merger included under the caption “Unaudited Pro Forma Combined Condensed Financial Statements” in our Registration Statement on Form S-4 (SEC File No. 333-116472).

•	The description of our common stock that is contained in our Registration Statement on Form 8-A dated June 7, 1996, filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

•	The description of our Preferred Share Purchase Rights that is contained in our Registration Statement on Form 8-A dated December 6, 2001, filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

*	This report contains information furnished to the SEC under Item 2.02 of Form 8-K which, pursuant to General Instruction B(6) of Form 8-K, is not deemed to be “filed” for purposes of Section 18 of the Exchange Act and we are not subject to the liabilities imposed by that section. We are not incorporating and will not incorporate by reference into this prospectus past or future information or reports furnished or that will be furnished under Items 7.01 and/or 2.02 of Form 8-K.

     We also incorporate by reference each of the documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date we file with the SEC the registration statement on Form S-3 of which this prospectus is a part and before the date such registration statement is declared effective by the SEC, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date and time the SEC declares such registration statement effective until this offering has been completed.

     You may request copies of these documents, at no cost, by telephoning or writing us at: Verilink Corporation, 127 Jetplex Circle, Madison, Alabama 35758 (Telephone number: (256) 327-2001), Attention: Investor Relations.

3,185,704 Shares of Common Stock

______________________________

PROSPECTUS
______________________________

_______________________, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby, all of which will be paid for by Verilink:

SEC registration fee	$1,187
Accounting fees and expenses	20,000
Legal fees and expenses	10,000
Printing and filing expenses	500
Miscellaneous expenses	313
TOTAL	$32,000

Item 15. Indemnification of Officers and Directors

     Delaware law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions. The effect of this provision is to eliminate the personal liability of directors to the company or its stockholders for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

     Delaware law also provides, in general, that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

     Delaware law further provides, in general, that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

     Additionally, under Delaware law, a corporation generally has the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

     Verilink’s certificate of incorporation eliminates to the fullest extent permissible under Delaware law the liability of directors to Verilink and its stockholders for monetary damages for breach of fiduciary duty as a director. This provision does not eliminate liability: (a) for any breach of a director’s duty of loyalty to Verilink or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) in connection with payment of any illegal dividend or illegal stock repurchase; or (d) for any transaction from which the director derives an improper personal benefit. In addition, these provisions do not apply to equitable remedies such as injunctive relief.

     Verilink’s bylaws provide that indemnification of directors and officers must be provided to the fullest extent permitted under Delaware law and Verilink’s certificate of incorporation.

     The above discussion of Delaware law and of Verilink certificate of incorporation is not intended to be exhaustive and is qualified in its entirety by such statutes and Verilink’s certificate of incorporation, as amended and restated.

     Verilink has obtained insurance policies insuring its directors and officers against some liabilities they may incur in their capacity as directors and officers.

Item 16. Exhibits

     The following Exhibits are filed as part of this Registration Statement:

Exhibit
Number	Exhibits
5.1	Opinion of Powell, Goldstein, Frazer & Murphy LLP.
23.1	Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibit 5).
23.2	Consent of PricewaterhouseCoopers LLP (with respect to Verilink’s audited financial statements).
23.3	Consent of PricewaterhouseCoopers LLP (with respect to Larscom’s audited financial statements).
24.1	Power of Attorney (included on the signature page of this Registration Statement).

Item 17. Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Alabama, on this the 30th day of August 2004.

VERILINK CORPORATION
By:	/s/ Leigh S. Belden
Leigh S. Belden
President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Leigh S. Belden and C.W. Smith, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitutes, could lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below on August 30, 2004 by the following persons in the capacities indicated.

/s/ Leigh S. Belden Leigh S. Belden	President, Chief Executive Officer and Director
/s/ C. W. Smith C. W. Smith	Vice President and Chief Financial Officer
/s/ Howard Oringer Howard Oringer	Chairman of the Board
/s/ John E. Major John E. Major	Director
John A. McGuire	Director
/s/ Steven C. Taylor Steven C. Taylor	Director
/s/ Desmond P. Wilson III Desmond P. Wilson III	Director

EXHIBIT INDEX

Exhibit
Number	Exhibits
5.1	Opinion of Powell, Goldstein, Frazer & Murphy LLP.
23.1	Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibit 5).
23.2	Consent of PricewaterhouseCoopers LLP (with respect to Verilink’s audited financial statements).
23.3	Consent of PricewaterhouseCoopers LLP (with respect to Larscom’s audited financial statements).
24.1	Power of Attorney (included on the signature page of this Registration Statement).